FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                  04 May 2006


                               File no. 0-17630


                                Result of AGM



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Result of AGM



CRH plc

Annual General Meeting held on Wednesday, 3rd May 2006


All Resolutions proposed at the Annual General Meeting of the Company held on 3rd May 2006 were duly passed, including the following item of special business:


Resolution 9:

That approval be and is hereby given to the establishment by the Company of the CRH 2006 Performance Share Plan, the principal features of which are summarised in the Circular to shareholders dated 31st March 2006 which accompanies the Notice convening this Meeting, the rules of which are contained in the document produced to the Meeting and initialled by the Chairman of the Meeting for the purpose of identification; and that the Directors be and are hereby authorised to:



(a) take all such actions or steps as may be necessary to implement or give effect to the Plan;



(b) establish further plans based on the CRH 2006 Performance Share Plan but modified to take account of local tax, exchange control, or securities law in overseas territories, provided that such further plans shall count against any limits on individual participation under the Plan.





Enquiries:



Contact

Angela Malone

Company Secretary

Ph.: +353 1 6344 340

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  04 May 2006



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director